# SEC Schedule 13D/A (Amendment No. 8) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Ranger Energy Services, Inc., CIK 0001699039
CUSIP: 75282U104
Title of class of securities: Class A Common Stock, $0.01 par value
Address of issuer's principal executive offices: 10350 Richmond Avenue, Suite 550, Houston, Texas (TX), 77042
Date of event which requires filing of this statement: 03/27/2025
Amends the filing with accession number 0001193125-24-277463
Filed by CIK 0001714384
Persons authorized to receive notices and communications: Richard E. Agee, Bayou Well Holdings Company, LLC, 1251 Lumpkin Rd., Houston, Texas (TX), 77042, (713) 463-1504

## Reporting persons
- Bayou Well Holdings Company, LLC (CIK 0001714384): type of reporting person: other (OO); citizenship or place of organization: Texas (TX); source of funds: other (OO); sole voting power 0; shared voting power 1,106,699; sole dispositive power 0; shared dispositive power 1,106,699; aggregate amount beneficially owned 1,106,699 (4.97% of the class)
  Comment: * Lines 8 and 10 consist of Class A Common Stock held by Bayou.
  
  ** Line 13 is based on a total of 22,252,946 shares of issued and outstanding Class A Common Stock reported by the Issuer (as defined in Item 1) on the Form 10-K filed by Issuer on March 4, 2025.
- Richard E. Agee (CIK 0001708881): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 0; shared voting power 1,106,699; sole dispositive power 0; shared dispositive power 1,106,699; aggregate amount beneficially owned 1,106,699 (4.97% of the class)
  Comment: * Lines 8 and 10 consist of Class A Common Stock held by Bayou.
  
  ** Line 13 is based on a total of 22,252,946 shares of issued and outstanding Class A Common Stock reported by the Issuer (as defined in Item 1) on the Form 10-K filed by Issuer on March 4, 2025.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, $0.01 par value
Name of issuer: Ranger Energy Services, Inc.
Address of issuer's principal executive offices: 10350 Richmond Avenue, Suite 550, Houston, Texas (TX), 77042
Comment:
This Amendment No. 8 ("Amendment No. 8") amends and supplements the Schedule 13D, as amended to date, filed jointly by Bayou Well Holdings Company, LLC ("Bayou") and Richard E. Agee (collectively, the "Reporting Persons") (as amended, the "Schedule 13D").

Except as specifically provided herein, this Amendment No. 8 does not modify any of the information previously reported on the Schedule 13D. Capitalized terms used but not otherwise defined in this Amendment No. 8 shall have the meanings ascribed to them in the Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and replaced by the following:

(i) Bayou Well Holdings Company, LLC

As of the date hereof, Bayou may be deemed the beneficial owner of a total of 1,106,699 shares of Class A Common Stock, constituting approximately 4.97% of the issued and outstanding shares of Class A Common Stock, consisting of 1,106,699 shares of Class A Common Stock owned directly by Bayou.

(ii) Richard E. Agee

As of the date hereof, Richard E. Agee may be deemed the beneficial owner of a total of 1,106,699 shares of Class A Common Stock, constituting approximately 4.97% of the issued and outstanding shares of Class A Common Stock, consisting of 1,106,699 shares of Class A Common Stock owned directly by Bayou.
Number of shares as to which each person has sole or shared power to vote or dispose: See (a) above.
Transactions in the class effected during the past sixty days: Annex A attached hereto as Exhibit 1 lists all transactions in Class A Common Stock, since Amendment No. 7 to the Schedule 13D was filed on December 12, 2024, by the Reporting Persons or on behalf of the Reporting Persons (other than the Distribution (as defined in (e) below)). The transactions in Class A Common Stock set forth on Annex A were effected in the open market through a broker.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, Class A Common Stock beneficially owned by any of the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class:
On March 27, 2025, Bayou made an in-kind distribution (the "Distribution") of 570,656 shares of Class A Common Stock to Agee Family Interests, LP ("AFI LP") in connection with the redemption of certain membership interests of Bayou held by AFI LP. Richard E. Agee is a limited partner of AFI LP and does not control, directly or indirectly, AFI LP or the general partner of AFI LP, and does not have or share investment control over AFI LP's portfolio.

As a result of the Distribution, Richard E. Agee and Bayou are no longer greater than 5% shareholders and therefore are no longer included as Reporting Persons on this Schedule 13D for Section 13(d) beneficial ownership reporting purposes.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 1 - Annex A: Transactions in Class A Common Stock

## Signatures
- Bayou Well Holdings Company, LLC: /s/ Brett T. Agee, Brett T. Agee, President and Chief Executive Officer (03/31/2025)
- Richard E. Agee: /s/ Richard E. Agee, Richard E. Agee (03/31/2025)